SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                        _____________________________

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)

                       MARINE DRILLING COMPANIES, INC.
                      (formerly Marine Holding Company)
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  568240204
                                (CUSIP Number)

                           Herbert S. Winokur, Jr.
                          Capricorn Investors, L.P.
                            72 Cummings Point Road
                         Stamford, Connecticut 06902
                                (203) 358-8300
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 January 2, 1996
           (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a
          statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
          following box                                __
                                                      / /

               Check the following box if a fee is being paid with
          the statement                               __
                                                     / /


                               SCHEDULE 13D

   CUSIP No. 568240204
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        Capricorn Investors, L.P.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (X)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        Not applicable
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                       (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        PN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 568240204
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        Capricorn Holdings, G.P.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (X)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        Not applicable
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       370,110
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER
                                        370,110
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        370,110
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                       (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.8%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        PN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 568240204
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        Winokur Holdings, Inc.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (X)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        Not applicable
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       370,110
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER
                                        370,110
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        370,110
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.8%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        CO
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 568240204
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        Herbert S. Winokur, Jr.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (X)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        Not applicable
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       370,110
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER
                                        370,110
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        370,110
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                       (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.8%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        IN
   _________________________________________________________________


                    This Amendment No. 3 amends and supplements the
          Schedule 13D dated November 9, 1992 (the "Schedule 13D"), as amended by Amendment No. 1 thereto, dated December 29, 1992 ("Amendment No. 1"), and Amendment No. 2 thereto, dated July 14, 1993 ("Amendment No. 2"), filed by Capricorn Investors, L.P., a Delaware limited partnership, Capricorn Holdings, G.P., a Delaware general partnership, Winokur Holdings, Inc., a Delaware corporation, and Herbert S. Winokur, Jr., and relates to the common stock, par value $.01 per share, of Marine Drilling Companies, Inc., a Texas corporation, and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. As the Schedule 13D, Amendment No. 1 and Amendment No. 2 were not electronically filed, this Amendment No. 3 contains information that has previously been reported in the
          Schedule 13D and prior amendments. Items 1, 3, 6 and 7 remain unchanged.

          ITEM 1.  SECURITY AND ISSUER.

               This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Marine Drilling Companies, Inc., a Texas corporation (the "Company"), whose principal executive offices are located at 14141 Southwest Freeway, Suite 2500, Sugar Land, Texas 77478.

          ITEM 2.  IDENTITY AND BACKGROUND.

               The Common Stock to which this statement relates was held of record by Capricorn Investors, L.P., a Delaware limited partnership ("Capricorn").

               As described under Item 2 hereof, on January 2, 1996, Capricorn effected an in-kind pro rata distribution of its entire interest in the Company to its partners. Capricorn is a private investment partnership concentrating on investments in restructuring situations. The general partner of Capricorn Holdings, G.P., a Delaware general partnership, is engaged primarily in managing Capricorn. Capricorn Holdings, G.P., owns 14.6%. The general partners of Capricorn Holdings, G.P., are Winokur Holdings, Inc., a Delaware corporation, and Stamford Industries Corp., a Delaware corporation, both of which engage primarily in holding their interest in Capricorn Holdings, G.P. All of the capital stock of Stamford Industries Corp. is indirectly owned by Capricorn. Winokur Holdings, Inc. has an approximately 95% interest in Capricorn Holdings, G.P. and Stamford Industries Corp. has an approximately 5% interest in Capricorn Holdings, G.P. Herbert S. Winokur, Jr. is the sole shareholder of Winokur Holdings, Inc. and is the sole director and executive officer of Winokur Holdings, Inc. and of Stamford Industries Corp. Mr. Winokur is a citizen of the United States of America. His principal occupation is serving as President of Winokur & Associates, Inc., an investment and management services firm.

               The address of the principal business and of the principal office of each of Capricorn, Capricorn Holdings, G.P., Winokur Holdings, Inc. and Herbert S. Winokur, Jr. (the "Reporting Entities") is 72 Cummings Point Road, Stamford, Connecticut 06902.

               None of the Reporting Entities nor, to the best of their knowledge, any of the other persons identified in this Item 2, has been, during the last five years (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Prior to October 29, 1992, Capricorn owned approximately 2.8% of the Common Stock of the Company and approximately 10.6% of a privately held class of preferred stock of the Company (the "Preferred Stock"). The preferred stock and most of the common stock had been acquired in a private placement by a predecessor corporation of the Company (then a privately held corporation) in 1987 and the balance of the common stock was acquired in 1989 in consideration of cancellation of an option Capricorn held to purchase an interest in certain drilling rigs from the Company.

               On October 29, 1992, the Company consummated a reorganization (the "Reorganization") including, among other things, the issuance of Common Stock in satisfaction of approximately $54,701,000 (plus accrued interest) of indebtedness of the Company and its subsidiaries, the reclassification of all outstanding shares of Preferred Stock into Common Stock, and a one-for-twenty-five reverse stock split of the Company's common stock. The Reorganization was accomplished pursuant to a Reorganization Agreement, dated as of June 19, 1992, as amended (the "Reorganization Agreement") among (a) the Company, (b) Mar-Dril, Inc., a subsidiary of the Company, (c) The Chase Manhattan Bank (National Association) ("Chase"), Corpus Christi National Bank, Bank One, Texas, N.A., Energy Management Corporation, Randall D. Smith, Trustee of the Kathryn Sladek Smith Trust (the "Smith Trust") (such entities or persons other than Bank One are referred to herein as the "Lenders"),
          (d) Warburg, Pincus Capital Company, L.P. ("Warburg"), Aeneas Venture Corporation ("Aeneas"), Capricorn (such three entities herein called the "Marine Investors"), and
          (e) William O. Keyes ("Keyes").

               Upon consummation of the Reorganization, Capricorn received 21,037 shares of Common Stock pursuant to the one-for-twenty-five reverse split of the Company's common stock and 2,052,046 shares of Common Stock upon reclassification of the outstanding preferred stock into Common Stock. In addition, Capricorn received 443,713 additional shares upon cancellation of the Company's indebtedness to Capricorn in the aggregate amount of $554,641.14. Therefore, in acquiring the shares of Common Stock in the Reorganization resulting in the requirement to file this statement, the Reporting Entities did not expend any funds.

               In addition, as described in Item 6 hereof, Capricorn had an obligation to purchase between 357,622 and 610,121 shares of Common Stock in a rights offering by the Company at a purchase price of $1.25 per share. Capricorn used (i) its corporate funds and (ii) money borrowed on a short-term basis from Capricorn Holdings, G.P. to purchase 610,121 shares of Common Stock in the rights offering, which expired on December 23, 1992.

          ITEM 4.  PURPOSE OF TRANSACTION.

               Item 4 is amended to read in its entirety as follows:

               The Common Stock of the Company was acquired for investment purposes. The Reporting Entities may, from time to time, acquire additional securities of the Company through open market or privately negotiated transactions depending on existing market conditions and other considerations which the Reporting Entities may deem relevant. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Company. Reference is made to
          Item 6 of this statement for a description of certain agreements to which Capricorn and the Company are parties.

                    As described under Item 5 hereof, on January 2, 1996, Capricorn effected an in-kind pro rata distribution of its entire interest in the Company to its partners. Thereafter, each partner will have sole voting and dispositive power with respect to the shares of the Company it received in such distribution.

          ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

               Item 5 is hereby amended to read in its entirety as follows:

               Prior to June 29, 1993, Capricorn owned an aggregate of 3,126,917 shares of Common Stock, which shares constituted approximately 8.29% of the outstanding shares of Common Stock of the Company. The power to vote and dispose of all such shares was exercised on behalf of Capricorn by Capricorn Holdings, G.P. in its capacity as the sole general partner of Capricorn. The beneficial owners of Capricorn Holdings, G.P. described in Item 2 may have been deemed to have shared voting and dispositive power with Capricorn and Capricorn Holdings, G.P. with respect to the shares of common stock held of record of Capricorn. In addition all such persons may have been deemed to have been beneficial owners of the shares of new Common Stock that Capricorn was required to purchase in the rights offering discussed in Item 6 hereof.

               On June 29, 1993, Capricorn sold pursuant to a registration statement (File No. 33-63178) on Form S-1 declared effective by the Securities and Exchange Commission 486,722 shares of Common Stock of the Company pursuant to the terms of an Underwriting Agreement dated June 29, 1993 (the "Underwriting Agreement"). On July 1, 1993, Capricorn sold an additional 102,469 shares of Common Stock when the underwriters exercised their overallotment option pursuant to the Underwriting Agreement. The shares of the Common Stock were sold at a net price of $5.64 per share. As a result of these transactions, Capricorn owned an aggregate of 2,537,725 shares of Common Stock of the Company. The power to vote and dispose of all such shares was exercised on behalf of Capricorn by Capricorn Holdings, G.P. in its capacity as the sole general partner of Capricorn. The beneficial owners of Capricorn Holdings, G.P. described in Item 2 may have been deemed to have shared voting and dispositive power with Capricorn and Capricorn Holdings, G.P. with respect to the shares of common Stock held of record of Capricorn. In addition all such persons may have been deemed to have been beneficial owners of the shares of new Common Stock that Capricorn was required to purchase in the rights offering discussed in Item 6 hereof.

               On January 2, 1996, Capricorn effected an in-kind pro rata distribution of 2,537,725 shares of the Company, representing Capricorn's entire interest in the Company, to its partners. As a result of this transaction, Capricorn no longer owns any shares of Common Stock and therefore, will cease to be the beneficial owner of more than five percent of the Common Stock. Each partner of Capricorn received less than five percent of the Common Stock in the distribution. Capricorn Holdings, G.P. received 370,110 shares in the distribution representing less than one percent of the Common Stock.

          ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    1. Shareholders Agreement. Upon consummation of the Reorganization of the Company on October 29, 1992, Capricorn entered into a Shareholders Agreement (the "Shareholders Agreement"), with the Company, Chase, Warburg, Aeneas and Keyes, to place certain limitations upon the transfer of the shares of Common Stock received by each of them in the Reorganization and the Rights Offering (as defined below) and to provide for certain other agreements among such parties, including agreements with respect to corporate governance matters affecting the Company. Effective upon the Reorganization, the Bylaws of the Company provided that the Board of Directors shall be composed of seven directors and that the number of directors may not be increased or decreased unless approved by all of the directors or the holders of a majority of the outstanding shares of Common Stock. Pursuant to the Shareholders Agreement, the parties thereto agreed not to vote for any increase or decrease in the number of directors except as provided for in the Shareholders Agreement. In addition, the Shareholders Agreement provided that, in any election of directors, each of Warburg, Chase, Aeneas, Capricorn and Keyes shall have the right to designate one nominee so long as the Investor Shares then owned by such shareholder equals or exceeds 5% of the outstanding Common Stock. In addition, Warburg shall have the right to designate an additional nominee (for a total of two) so long as the Investor Shares then owned by it equals or exceeds 15% of the outstanding Common Stock.

               The Shareholders Agreement contemplates that the nominee or nominees for the remaining director or directors will be designated by the Board of Directors. If a party ceases to hold enough shares to retain its right to designate a director, the Shareholders Agreement provides that, so long as the parties to the Shareholders Agreement collectively own more than 25% of the outstanding shares, they will vote their shares to amend the Bylaws to reduce the number of directors accordingly (but not below five), in which event such party who ceases to hold enough shares must use its reasonable best efforts to cause its designee to resign and, if such resignation does not promptly occur, then all the shareholders that are party to the Shareholders Agreement will remove such designee in accordance with applicable law.

               The Shareholders Agreement further provides that so long as Chase and certain of its affiliates own at least 7.5% of the outstanding shares of Common Stock, the Company will not, without Chase's prior written consent, engage in certain specified interested party transactions. The specified interested party transactions include the issuance by the Company or any of its subsidiaries to any of the Marine Investors or certain of their affiliates (collectively, the "Interested Parties") of (i) any securities of the Company or any of its subsidiaries other than certain securities constituting a dividend or distribution made pro rata to the holders of Common Stock or (ii) any options or other rights to acquire securities of the Company or any of its subsidiaries. Notwithstanding the preceding sentence, the Company may issue such securities without Chase's consent in an underwritten public offering for cash or if (a) such issuance is in a private placement in which investors other than the Interested Parties purchase securities having a purchase price representing at least 40% of the aggregate purchase price, on the same terms as the Interested Parties, or
          (b) such issuance is in a private placement in which the Board of Directors determines that such issuance is required to permit the Company and its subsidiaries to continue to operate their business in the ordinary course, that such issuance is at fair market value and that there is no reasonable alternative financing available and in which Chase and the other Interested Parties are offered the right to participate in proportion to their respective ownership of Investor Shares at that time. The specified interested party transactions also include (i) any disposition of assets by the Company or any of its subsidiaries to an Interested Party, (ii) any merger with, or acquisition of assets from, an Interested Party, or (iii) any transaction for the benefit of an Interested Party other than certain transactions in the ordinary course and transactions which benefit such Interested Party solely in its capacity as a holder of Common Stock.

               The Shareholders' Agreement provides that the parties other than Chase, so long as Chase and certain of its affiliates own at least 7.5% of the outstanding Common Stock, will not, with certain stated exceptions, vote their shares to amend the Restated Articles of Incorporation or Bylaws of the Company without Chase's prior written consent. The Shareholders' Agreement further provides that, if at any time that seven directors of the Company are in office, a transaction which, if consummated, would result in a change of control of the Company (as defined in the Shareholders' Agreement) is presented to the Board of Directors, the parties will not vote to approve such transaction unless at least five of the directors shall have voted to approve such transaction.

               The Shareholders' Agreement provides that the Marine Investors and Chase may not transfer their Investor Shares except pursuant to one or more of the five following exceptions: (i) any such party may transfer shares to its controlling parent (as defined in the Shareholders' Agreement) or any of its controlling parent's majority-owned controlled subsidiaries (as defined in the Shareholders' Agreement), but in such case such transferee must agree to be bound by the Shareholders' Agreement; (ii) any such party may transfer shares pursuant to a bona fide public offering; provided, however, that (a) if such public offering is underwritten, all of the parties to the Shareholders' Agreement shall have been given the opportunity to participate subject to certain exceptions, and (b) if not underwritten, each Marine Investor may not sell more than 2% within any 90-day period, or 3% within any 180-day period, of the outstanding shares of Common Stock and Chase may not sell more than 5% within any 90-day period of the outstanding shares of Common Stock; (iii) each of Warburg and Capricorn may distribute shares to its partners in the ordinary course of business; (iv) Chase and certain of its affiliates may sell shares in a transaction not involving an underwritten public offering so long as, immediately after such sale, to the best knowledge of Chase, the purchaser of such shares, together with all other persons which, together such purchaser, would be deemed to be members of a group, own less than 5% of the outstanding shares of Common Stock; or (v) any such party may transfer shares pursuant to a transaction not falling within one of the exceptions described in clauses (i) through (iv) if such party arranges for all other parties to the Shareholders' Agreement to have the opportunity to participate in such transfer on a proportionate basis in accordance with the
          provisions of the   Shareholders' Agreement.

               The Shareholders' Agreement provides that it will terminate upon the occurrence of a change in control of the Company (as defined in the Shareholders' Agreement) and will terminate as to any party at the time that such party's Investor Shares constitute less than 5% of the then outstanding shares of Common Stock. The Shareholders' Agreement also provides that all of its provisions other than those relating to dispositions of Investor Shares will terminate on the fifth anniversary of the consummation of the Reorganization.

               As a result of the Shareholders' Agreement, the Marine Investors, Chase and Keyes have, among other things, the ability to elect all the directors of the Company and direct the business and affairs of the Company after the Reorganization. The Reorganization, including the implementation of the Shareholders' Agreement, did not effect a change from a corporate control perspective inasmuch as the Marine Investors and Keyes previously have nominated all the directors of the Company and through their ownership of preferred stock and common stock and their rights under a Voting Agreement that was in effect prior to consummation of the Reorganization had the power to elect at least a majority of the Company's Board of Directors.

                    2.  Termination of Shareholders Agreement.
          Pursuant to a Termination and Amendment Agreement entered into as of June 18, 1993, by and among the Company, The Chase Manhattan Bank (National Association), Warburg, Pincus Capital Company, L.P., Aeneas Venture Corporation, Capricorn and William O. Keyes, the Shareholders' Agreement terminated in its entirety with respect to Capricorn.

                    3.  Registration Rights Agreement.  Upon
          consummation of the Reorganization, on October 29, 1992, Capricorn entered into a Registration Rights Agreement with the Company, Warburg, Aeneas, the Lenders and Keyes, providing that the Company will maintain a Registration Statement in effect for a period ending three years after the closing of the Rights Offering, covering the resale of all shares of Common Stock received by the Marine Investors, the Lenders or Keyes, pursuant to the Reorganization and related transactions. The resale of all of such shares has been registered on the Registration Statement that the Company filed in connection with the Reorganization. Subject to certain exceptions, the Marine Investors, the Leaders or Keyes also have the right to require the Company to register the Offer and sale of their shares if a Registration Statement is not otherwise in effect, and to include their shares in other Registration Statements filed by the Company. The Company agreed in the Registration Rights Agreement to indemnify and hold harmless the holders of all these shares against certain losses, claims, damages and liabilities arising out of or based upon any such registration, and generally is required to bear the expenses of such registration except for the selling shareholders' pro rata of underwriting discounts, commissions and fees and expense of counsel for such shareholders. The Registration Rights Agreement superseded prior agreements providing certain registration rights to the Marine Investors, Keyes and other persons.

                    4.  Marine Investors Subscription Agreement.
          The Reorganization Agreement provided that, as soon as practicable after consummation of the Reorganization, the Company would commence a rights offering (the "Rights Offering") to the holders of Common Stock of the Company (the "Old Common Stock"), including the Marine Investors, of record immediately prior to the consummation of the Reorganization, giving such holders the right to purchase .68 share of Common Stock for each share of Old Common Stock owned by such holder at a purchase price of $1.25 per share.

               In connection with the Reorganization, the Marine Investors entered into a Marine Investors Subscription Agreement with the Company whereby the Marine Investors agreed to fully exercise the Rights they receive in respect of their shares of Old Common Stock and thus purchase an aggregate of 2,813,516 shares of Common Stock in the Rights Offering for $1.25 per share (at an aggregate purchase price of $3,516,895) and to act as standby purchasers of up to 1,986,484 additional shares (at an aggregate purchase price of $2,483,105) to the extent such rights are not exercised by other holders. Capricorn agreed to exercise its Rights for 357,622 shares and act as standby purchaser for up to 252,499 additional shares. If the aggregate number of unsubscribed shares in the Rights Offering is less than 1,986,484 the obligation of the Marine Investors to stand by to purchase shares of Common Stock will be reduced (with the individual commitments of each Marine Investor being proportionately reduced) to the number of unsubscribed shares in the Rights Offering. Pursuant to the Marine Investors Subscription Agreement, Capricorn purchased 610,121 shares of Common Stock in the Rights Offering for $1.25 per share (at an aggregate purchase price of $762,651.25).

          ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                    1.  Agreement of Joint Filing, dated
               November 8, 1992, among Capricorn Holdings,
               G.P., Winokur Holdings, Inc., and Herbert S.
               Winokur, Jr. (filed as Exhibit No. 1 to the
               Schedule 13D and incorporated herein by
               reference).

                    2.  Shareholders Agreement, dated October
               29, 1992, among the Company, The Chase
               Manhattan Bank (National Association), Warburg, Pincus Capital Company, L.P., Aeneas Venture Corporation, Capricorn and William O. Keyes (filed as Exhibit No. 2 to the Schedule 13D and incorporated herein by reference).

                    3.  Registration Rights Agreement, dated
               October 29, 1992, among the Company, The Chase Manhattan Bank (National Association), Corpus Christi National Bank, Bank One, Texas, N.A., Energy Management Corporation, Randall D. Smith, Kathryn Sladek Smith Trust, Article Third B, II of Last Will and Testament of Kathryn Sladek Smith, Warburg, Pincus Capital Company, L.P., Aeneas Venture Corporation, Capricorn and William O. Keyes (filed as Exhibit No. 3 to the Schedule 13D and incorporated herein by reference).

                    4.  Marine Investors Subscription
               Agreement, dated October 29, 1992, among the
               Company, Warburg, Pincus Capital Company, L.P.,
               Aeneas Venture Corporation and Capricorn (filed as Exhibit No. 4 to the Schedule 13D and incorporated herein by reference).

                    5. Termination and Amendment Agreement dated as of June 18, 1993, by and among the Company, The Chase Manhattan Bank (National Association), Warburg, Pincus Capital Company, L.P., Aeneas Venture Corporation, Capricorn and William O. Keyes (filed as Exhibit No. 5 to Amendment No. 2 to
               Schedule 13D and incorporated herein by reference).


                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: January 5, 1996

                                   Capricorn Investors, L.P.

                                   By:  Capricorn Holdings, G.P.,
                                        its General Partner

                                   By:  Winokur Holdings, Inc.,
                                        General Partner

                                   By:  /s/ Herbert S. Winokur, Jr.
                                        --------------------------
                                   Name:   Herbert S. Winokur, Jr.
                                   Title:  President


                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: January 5, 1996

                                   Capricorn Holdings, G.P.

                                   By:  Winokur Holdings, Inc.,
                                        General Partner

                                   By:  /s/ Herbert S. Winokur, Jr.
                                        ---------------------------
                                   Name:   Herbert S. Winokur, Jr.
                                   Title:  President


                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: January 5, 1996

                                   Winokur Holdings, Inc.

                                   By:  /s/ Herbert S. Winokur, Jr.
                                        --------------------------
                                   Name:   Herbert S. Winokur, Jr.
                                   Title:  President


                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: January 5, 1996

                                   Herbert S. Winokur, Jr.

                                   /s/  Herbert S. Winokur, Jr.
                                   --------------------------------